BlackRock MuniYield California Fund, Inc.

77(I)
Terms of new or amended securities

In connection with BlackRock MuniYield California Fund, Inc.'s (the “Fund”) issuance of Series W-7 Variable Rate Demand Preferred Shares in a private placement on May 19, 2011 (the “VRDP Offering”), the Fund filed the Articles Supplementary Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland on May 17, 2011.  The Articles Supplementary contains a description of the Funds Series W-7 Variable Rate Demand Preferred Shares and a copy of the Articles Supplementary is attached under Sub-Item 77Q1(a).  The proceeds from the VRDP Offering were used to redeem all of the Fund’s outstanding auction rate preferred shares.